SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of August, 2005
                        Commission File Number: 33-99284


                                STENA AB (PUBL)
                (Translation of registrant's name into English)

                  MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F..........X          Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

                  Yes............             No............X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-. .......................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   August 29, 2005                By: /s/ Svante Carlsson
      -------------------------            --------------------------------
                                       Name:  Svante Carlsson
                                       Title: Chief Financial Officer and
                                              Executive Vice President

                    Stena AB and Consolidated Subsidiaries

                           Forward-looking statements

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-  changes in general economic and business conditions;
-  unanticipated changes in laws and regulations;
-  changes in currency exchange rates and interest rates;
-  risks incedent to vessel operations, including discharge of pollutants;
-  introduction of competing services by other companies;
-  changes in trading or travel patterns;
- increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-  changes in business strategy; and
- other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

         The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

         Table of Contents                                               Page

         CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         Condensed Consolidated Income Statements for
         the three month periods ended June 30, 2004 and June 30, 2005    3
         the six month periods ended June 30, 2004 and June 30, 2005      4

         Condensed Consolidated Balance Sheets as of
         December 31, 2004 and June 30, 2005                              5

         Condensed Consolidated Statements of Cash Flow for
         the six month periods ended June 30, 2004 and June 30, 2005      6

         Notes to Condensed Consolidated Financial Statements           7 - 9

         OPERATING AND FINANCIAL REVIEW                                10 - 22

                    Stena AB and Consolidated Subsidiaries

                    Condensed Consolidated Income Statements


                                                         Three month periods ended
                                                     June 30, 2004     June 30, 2005
                                                               SEK       SEK         $
                                                                   (in millions)

Revenues:
Ferry operations..........................................  2,344      2,345       301
Drilling..................................................    366        457        59
Shipping..................................................    743      1,037       133
         Net gain on sale of vessels......................    199         --        --
                                                            ------    ------      -----
      Total shipping......................................    942      1,037       133
Property..................................................    242        471        60
              Net gain on sale of properties..............     37        222        28
                                                            ------    ------      -----
              Total property..............................    279        693        88
Other.....................................................    355        347        44
                                                            ------    ------      -----
Total revenues............................................  4,286      4,879       625
                                                            ------    ------      -----

Direct operating expenses:
Ferry operations.......................................... (1,734)    (1,715)     (220)
Drilling..................................................   (221)      (256)      (33)
Shipping..................................................   (507)      (732)      (94)
Property..................................................    (96)      (185)      (24)
Other.....................................................   (309)      (285)      (36)
                                                           -------   --------    ------
Total direct operating expenses........................... (2,867)    (3,173)     (407)
                                                           -------   --------    ------

Selling and administrative expenses.......................   (435)      (437)      (56)
Depreciation and amortization.............................   (422)      (438)      (56)
                                                           -------   --------    ------

Total operating expenses.................................. (3,724)    (4,048)     (519)
                                                           -------   --------    ------

Income from operations....................................    562        831       106
                                                           -------   --------    ------

Share of affiliated companies' results....................      8          7         1
                                                           ------    --------    -------

Financial income and expense:
Dividends received........................................     26         44         6
Gain (loss) on securities, net............................    195          6         1
Interest income...........................................     27         38         5
Interest expense..........................................   (229)      (324)      (42)
Foreign exchange gains (losses), net......................      2        (31)       (4)
Other financial income (expense), net.....................     88         36         5
                                                           -------    -------     -----
Total financial income and expense........................    109       (231)      (29)
                                                           -------    -------     -----

Minority interest.........................................     (2)        (1)       --

Income before taxes.......................................    677        606        78

Income taxes..............................................   (144)      (166)      (21)
                                                            ------    --------    -----

Net income................................................    533        440        57
                                                            ======    ========    =====


                     Stena AB and Consolidated Subsidiaries

                    Condensed Consolidated Income Statements


                                                       Six month periods ended
                                                    June 30, 2004    June 30, 2005
                                                            SEK     SEK         $
                                                              (in millions)


Revenues:
Ferry operations......................................  3,967      4,090       524
Drilling..............................................    707        831       107
Shipping..............................................  1,540      2,016       258
         Net gain on sale of vessels..................    265         --        --
                                                       -------    ------     ------
         Total shipping...............................  1,805      2,016       258
Property..............................................    472        958       123
         Net gain on sale of properties...............     57        270        34
                                                       -------    ------     ------
         Total property...............................    529      1,228       157
Other.................................................    355        498        64
                                                       -------    ------     ------
Total revenues........................................  7,363      8,663     1,110
                                                        -----      -----     -----

Direct operating expenses:
Ferry operations...................................... (3,102)    (3,165)     (406)
Drilling..............................................   (430)      (550)      (70)
Shipping..............................................   (960)    (1,360)     (174)
Property..............................................   (206)      (408)      (52)
Other.................................................   (309)      (423)      (54)
                                                      --------   --------   -------
Total direct operating expenses....................... (5,007)    (5,906)     (756)
                                                      --------   --------   -------

Selling and administrative expenses...................   (803)      (863)     (111)
Depreciation and amortization.........................   (813)      (855)     (110)
                                                       -------   --------   -------

Total operating expenses.............................. (6,623)    (7,624)     (977)
                                                       -------   --------   -------

Income from operations................................    740      1,039       133
                                                       -------   --------   -------

Share of affiliated companies' results................      8          7         1
                                                       -------   --------   -------

Financial income and expense:
Dividends received....................................     30         51         7
Gain (loss) on securities, net........................    272         21         3
Interest income.......................................     47         80        10
Interest expense......................................   (430)      (613)      (79)
Foreign exchange gains (losses), net..................      9        (17)       (2)
Other financial income (expense), net.................    149         42         5
                                                       -------    -------     ------

Total financial income and expense....................     77       (436)      (56)
                                                       -------    -------     ------

Minority interest.....................................     (2)        (1)       --

Income before taxes...................................    823        609        78

Income taxes..........................................   (124)      (174)      (22)
                                                        ------    -------     ------

Net income............................................    699        435        56
                                                        ======    =======     ======


                     Stena AB and Consolidated Subsidiaries

                     Condensed Consolidated Balance Sheets


                                                       December 31, 2004   June 30, 2005
                                                                    SEK       SEK      $
                                                                (in millions)

                                     ASSETS
Noncurrent assets:
Intangible assets...............................................    410        791       101
Tangible fixed assets:
 Vessels........................................................ 12,747     14,251     1,826
 Construction in progress.......................................    501        605        78
 Equipment......................................................    587        677        87
 Property....................................................... 18,699     17,882     2,292
                                                                 ------     ------     -----
Total tangible fixed assets..................................... 32,534     33,415     4,283
                                                                 ------     ------     -----
Financial fixed assets:
Investment in affiliated companies..............................    120        307        39
Marketable securities...........................................  1,539      2,021       259
Other assets....................................................  1,108      1,307       168
                                                                  -----      -----       ---
Total financial fixed assets....................................  2,767      3,635       466
Total noncurrent assets......................................... 35,711     37,841     4,850
                                                                 ------     ------     -----
Current assets:
Inventories.....................................................    226        321        41
Trade debtors...................................................    953      1,543       198
Other receivables...............................................    764      1,237       159
Prepaid expenses and accrued income.............................    819      1,037       133
Short-term investments..........................................    995      1,504       193
Cash and cash equivalents.......................................  2,380      1,401       179
                                                                  -----      -----       ---
Total current assets............................................  6,137      7,043       903
                                                                  -----      -----       ---

Total assets.................................................... 41,848     44,884     5,753
                                                                 ======     ======     =====

                    STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................................      5          5         1
Reserves ....................................................... 13,197     13,968     1,790
                                                                 ------     ------     -----
Total stockholders' equity...................................... 13,202     13,973     1,791
                                                                 ------     ------     -----
Provisions:
   Deferred income taxes........................................  2,097      2,129       273
   Pension liabilities..........................................    399        438        56
                                                                 ------     ------     -----
Total provisions................................................  2,496      2,567       329
                                                                 ------     ------     -----
Noncurrent liabilities:
   Long-term debt............................................... 17,421     18,165     2,328
   Senior notes.................................................  4,088      4,739       607
   Capitalized lease obligations................................  1,259      1,359       174
   Other noncurrent liabilities.................................    143        186        24
                                                                 ------     -------    -----
Total noncurrent liabilities.................................... 22,911     24,449     3,133
                                                                 ------     -------    -----
Current liabilities:
   Short-term debt..............................................    218        270        35
   Capitalized lease obligations................................     38         41         5
   Trade accounts payable.......................................    503        599        77
   Income tax payable...........................................    120        152        20
   Other........................................................    461        368        47
   Accrued costs and prepaid income.............................  1,899      2,465       316
                                                                 ------     ------     -----
Total current liabilities.......................................  3,239      3,895       500
                                                                 ------     ------     -----

Total stockholders' equity and liabilities...................... 41,848     44,884     5,753
                                                                 ======     ======     =====


                     Stena AB and Consolidated Subsidiaries

                 Condensed Consolidated Statements of Cash Flow


                                                                 Six month periods ended
                                                              June 30, 2004   June 30, 2005
                                                                       SEK       SEK        $
                                                                       (in millions)


Net cash flows from operating activities:
Net income......................................................       699        435        56
Adjustments to reconcile net income to net cash
   used in operating activities:
Depreciation and amortization...................................       813        855       110
Share of affiliated companies' results..........................        (8)        (7)       (1)
Gain on sale of property, vessels and equipment.................      (323)      (270)      (34)
Gain on securities, net.........................................      (272)       (21)       (3)
Unrealized foreign exchange (gains) losses......................      (155)       215        27
Deferred income taxes...........................................       104        140        18
Minority interest...............................................         2          1        --
Other non cash items............................................      (122)       (82)      (11)
Net cash flows from trading securities..........................      (264)      (594)      (76)
Changes in assets and liabilities:
Receivables.....................................................      (464)      (631)      (81)
Prepaid expenses and accrued income.............................      (288)      (184)      (23)
Inventories.....................................................       (66)       (52)       (7)
Trade accounts payable..........................................       183        (79)      (10)
Accrued costs and prepaid income................................       551        523        67
Income tax payable..............................................       (17)         3        --
Other current liabilities.......................................        90         38         5
                                                                    --------    -------    -----
Net cash provided by operating activities.......................       463        290        37
                                                                    --------    -------    -----

Net cash flows from investing activities:
Purchase of intangible assets...................................       (86)       (26)       (3)
Cash proceeds from sale of property, vessels and equipment......       782      1,355       174
Capital expenditure on property, vessels and equipment..........    (2,306)    (1,337)     (171)
Purchase of subsidiaries, net of cash acquired..................      (733)      (523)      (67)
Investment in affiliated companies..............................        --        (71)       (9)
Proceeds from sale of securities................................     1,655        199        25
Purchase of securities..........................................    (2,193)      (475)      (61)
Increase of non-current assets..................................       (89)        (7)       (1)
Other investing activities......................................        (2)       (31)       (4)
                                                                    -------    -------    ------
Net cash used in investing activities...........................    (2,972)      (916)     (117)
                                                                    -------    -------    ------

Net cash flows from financing activities:
Proceeds from issuance of debt..................................     1,814        952       121
Principal payments on debt......................................      (236)      (473)      (60)
Net change in borrowings on line-of-credit agreements...........       557       (657)      (84)
Principal payments on capital lease obligations.................       (22)       (19)       (3)
Net change in restricted cash accounts..........................       (20)         7         1
Dividends paid..................................................       (70)      (195)      (25)
Other financing activities......................................        56         37         5
                                                                    -------    -------    ------
Net cash provided by/(used in) financing activities.............     2,079       (348)      (45)
                                                                    -------    -------    ------

Effect of exchange rate changes on cash and cash equivalents....        16         (5)       (1)
                                                                    -------    -------    ------

Net change in cash and cash equivalents.........................      (414)      (979)     (126)

Cash and cash equivalents at beginning of period................     1,718      2,380       305
                                                                    -------    -------    ------

Cash and cash equivalents at end of period......................     1,304      1,401       179
                                                                    =======    =======    ======


                     Stena AB and Consolidated Subsidiaries

              Notes to Condensed Consolidated Financial Statements

Note 1   Basis of presentation

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on June 30, 2005 of $1 = SEK 7.8024.

Note 2   Segment information


                                                             Three month periods           Six month periods
(SEK in millions)                                                  ended June 30,              ended June 30,
                                                              2004          2005          2004          2005
                                                              ----          ----          ----          ----

Income from operations:
Ferry operations....................................           165           202           (4)           97
Drilling............................................           (40)           21          (80)          (74)
Shipping: Roll-on/Roll-off vessels..................            27            17           35            51
         Crude oil tankers..........................           113           166          361           374
         Other shipping.............................            (6)           (1)          (9)           (7)
         Net gain on sale of vessels................           199            --          265            --
                                                             ------        ------       ------        ------
      Total shipping................................           333           182          652           418
Property............................................           111           216          197           399
         Net gain on sale of properties.............            37           222           57           270
                                                             ------        ------       ------        ------
         Total property.............................           148           438          254           669
Other...............................................           (44)          (12)         (82)          (71)
                                                             -------       ------       ------        ------

Total...............................................           562           831          740         1,039
                                                             -------       ------       ------        ------

                                                             Three month periods           Six month periods
                                                                   ended June 30,              ended June 30,
                                                              2004          2005          2004          2005
                                                              ----          ----          ----          ----
Depreciation and amortization:
Ferry operations....................................           200           202           398           396
Drilling............................................           150           140           291           275
Shipping:  Roll-on/Roll-off vessels.................            20            32            43            61
           Crude oil tankers........................            18            10            28            15
           Other shipping...........................             2             2             3             5
                                                             ------         ------       ------        ------
           Total shipping...........................            40            44            74            81
Property............................................            18            40            34            83
Other...............................................            14            12            16            20
                                                             ------         ------       ------        ------

Total...............................................           422           438           813           855
                                                             ------         ------       ------        ------


                     Stena AB and Consolidated Subsidiaries

              Notes to Condensed Consolidated Financial Statements

                                                           Six month periods
                                                             ended June 30,
                                                           2004           2005
                                                           ----           ----
Capital expenditures:
Ferry operations....................................         563           254
Drilling............................................         269           117
Shipping: Roll-on/Roll-off vessels..................         343           203
         Crude oil tankers..........................         878           492
         Other shipping.............................           7            13
                                                          -------       ------
         Total shipping.............................       1,228           708
Property............................................         235           241
Other...............................................          11            17
                                                          -------       ------

Total...............................................       2,306         1,337
                                                          --------      ------

Note 3   Stockholders' Equity

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 179 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2004 to June 30, 2005 are as follows:


                                                                                                       Total
                                                             Capital  Restricted  Unrestricted   stockholders'
                                                               stock    reserves      reserves         equity
                                                               -----    --------      --------         ------

Balance at December 31, 2004........................             5           763       12,434        13,202
Transfers between reserves..........................            --           213         (213)           --
Dividend paid.......................................            --            --         (195)         (195)
Transfer to charitable trust........................            --            --          (30)          (30)
Foreign currency translation adjustments ...........            --            73          488           561
Net income .........................................            --            --          435           435
                                                               ----       ------      --------       -------

Balance at June 30, 2005............................             5         1,049       12,919        13,973
                                                               ----       ------      --------       -------


Note 4  US GAAP Information

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

                     Stena AB and Consolidated Subsidiaries

              Notes to Condensed Consolidated Financial Statements

Note 4  US GAAP Information, continued


                                                                Six month periods
                                                                  ended June 30,
(SEK in millions)                                                2004          2005
                                                                 ----          ----


Net income under Swedish GAAP ......................              699           435

Adjustments to reconcile to US GAAP:
Disposal of assets..................................              (68)           41
Depreciation of properties..........................              (33)          (60)
Investments in securities...........................               --           (14)
Financial instruments...............................              571         1,414
Purchase accounting Stena Line......................              (56)           17
Business combinations...............................                7             9
Pensions............................................               (1)           (5)
Deferred costs......................................                7             7
Repurchase of capital lease.........................                1            37
Others..............................................                9             8
Tax effect of US GAAP adjustments...................             (129)         (344)
                                                               -------       -------

Net income under US GAAP............................            1,007         1,545
                                                               -------       -------


                                                                As of         As of
                                                              Dec 31,      June 30,
                                                                 2004          2005
                                                                 ----          ----

Stockholders' equity under Swedish GAAP ............           13,202        13,973

Adjustments to reconcile to US GAAP:
Disposal of assets..................................             (450)         (409)
Depreciation of properties..........................             (481)         (542)
Investments in securities...........................              319           690
Financial instruments...............................              653         2,067
Purchase accounting Stena Line......................             (364)         (347)
Business combinations...............................               15            25
Pensions............................................             (343)         (348)
Deferred costs......................................              (28)          (21)
Capital lease transaction...........................             (839)         (802)
Investments in VIEs.................................              112            50
Others..............................................              (58)          (53)
Tax effect of US GAAP adjustments...................              244          (198)
                                                               -------      --------

Stockholders' equity under US GAAP..................           11,982        14,085
                                                               -------      --------


         Comprehensive income

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the six month periods ended June 30, 2004 and 2005 was SEK 1,157 million and SEK 2,328 million, respectively.

                     Stena AB and Consolidated Subsidiaries

                         OPERATING AND FINANCIAL REVIEW

         The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sales or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

Highlights of the first six months of 2005

         In January 2005, the Company acquired the RoRo vessel Linda Rosa, built in Italy in 1996. The vessel continued its charter with Norse Merchant Ferries on the Irish Sea. In February 2005, the RoPax vessel Pride of Cherbourg was chartered from P&O Ferries and subsequently renamed the Stena Challenger. This vessel replaced the Stena Baltica on the Stena Line route Karlskrona-Gdynia during spring 2005, while the Stena Baltica was being rebuilt. From late June 2005, the Stena Challenger is chartered out to a third party.

         In March 2005, the Company entered into a Suezmax pooling agreement, valid from July 2005, with Sonangol Shipping in Angola. The revenues from the pool will be split between the pool members in proportion to the number of tankers each delivered to the pool. Also in March 2005, the product tanker Stena Contest was delivered from the shipyard in Croatia. The fourth and final product tanker, the Stena Concept was delivered in April 2005. Both of these tankers now operate on the spot market.

         At the end of March 2005, properties were sold in The Netherlands for a price of approximately SEK 170 million. In April 2005, properties in Sweden were sold for a total price of approximately SEK 400 million. Other properties in Sweden were sold by Drott between April and June 2005 for a total price of approximately SEK 785 million.

         In June 2005, Stena Adactum acquired the Swedish company Envac Centralsug AB ("Envac"), a company in the automated waste collection business that develops and sells underground network systems for transportation of municipal and commercial waste. The cost of the acquisition was SEK 566 million, which was financed from existing credit facilities. Envac operates in 16 countries and had sales in 2004 of SEK 727 million.

SUBSEQUENT EVENTS

         In July 2005, properties were acquired in Stockholm, Sweden for a total price of approximately SEK 600 million.

         In August 2005, the Company ordered a drillship for ultra deep water drilling for delivery at the end of 2007. The order was placed with the Samsung shipyard in Korea. The total investment will be approximately USD 600 million. An advance payment of USD 79 million was paid to the shipyard at order. The remaining amount is to be paid as interim payments and at delivery and is expected to be financed from existing facilities or a new financing.

         Also in August 2005, the Company ordered two RoPax vessels from a shipyard in St Petersburg, Russia for delivery in 2008. The order includes an option for two additional RoPax vessels. The newbuildings are of similar design to the vessels currently on order with the Fosen shipyard in Norway, which are scheduled to be delivered in 2006.

                     Stena AB and Consolidated Subsidiaries

Currency effects

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK. Also, approximately 30% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The average exchange rates as used for consolidation purposes for revenues and expenses are as follows:


Average rates                April-June   April-June      Change        Jan-June      Jan-June        Change
-------------                      2004         2005                        2004          2005
                                   ----         ----                        ----          ----

US$......................          7.35         7.31        (1%)            7.47          7.11          (5%)
British pound............         13.51        13.57          --           13.61         13.32          (2%)
Euro.....................          9.19         9.21          --            9.17          9.14           --


         In addition, the Company's assets and liabilities are significantly affected, as reported in SEK, by fluctuations in currency exchange rates. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by hedging certain of the currency exchange exposures with borrowings denominated in the same currency as the investment. In addition, the Company enters into certain derivative financial instruments. Although the Company seeks to hedge the net effects of such fluctuations, the reported assets and liabilities are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes for assets and liabilities are as follows:


Closing rates                                      December 31,      June 30,      Change
-------------                                              2004          2005
                                                           ----          ----


US$.............................................         6.6125        7.8175         18%
British pound...................................        12.7100       14.1125         11%
Euro............................................         9.0070        9.4385          5%


                     Stena AB and Consolidated Subsidiaries

        THREE MONTHS ENDED JUNE 30, 2005 COMPARED TO THREE MONTHS ENDED
                                 JUNE 30, 2004


Revenues

         Total revenues increased SEK 593 million, or 14%, in the three months ended June 30, 2005 to SEK 4,879 million from SEK 4,286 million in the three months ended June 30, 2004, as a result of increased revenues in the Drilling, Shipping and Property business areas, partly offset by a slight strengthening of the SEK against the US dollar.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 1 million in the three months ended June 30, 2005 to SEK 2,345 million from SEK 2,344 million in the three months ended June 30, 2004, due to increased volumes in the freight business activity, offset by decreased volumes in passengers, cars and onboard sales.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 91 million, or 25%, in the three months ended June 30, 2005 to SEK 457 million from SEK 366 million in the three months ended June 30, 2004, mainly due to new contracts for the Stena Dee and the Stena Spey, which had offhire periods in the three months ended June 30, 2004, and increased dayrate for the Stena Clyde, partly offset by reduced dayrate for the Stena Tay and an offhire period to install new equipment, an offhire period for the Stena Don due to repairs and the slight strengthening of the SEK against the US dollar. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 294 million, or 40%, in the three months ended June 30, 2005 to SEK 1,037 million from SEK 743 million in the three months ended June 30, 2004. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 3 million to SEK 102 million from SEK 105 million, or 3%, mainly due to the sale of the RoRo vessels Stena Tender and Stena Timer in June 2004, partly offset by the charter hire received for the Linda Rosa which was acquired in January 2005. Revenues from crude oil tankers increased SEK 295 million, or 48%, in the three months ended June 30, 2005 to SEK 905 million from SEK 610 million in the three months ended June 30, 2004, mainly due to charter hire received for the additional tankers chartered in and the charter hire received for three tanker newbuildings delivered in the period late April 2004 to April 2005, partly offset by the increase of the SEK with respect to the US dollar. In the three months ended June 30, 2005, an average of 38 tankers were operated (chartered or owned), compared to an average of 29 tankers in the three months ended June 30, 2004.

         Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2005, no vessel sales were made. In the three months ended June 30, 2004, gains of SEK 199 million were recorded on the sale of the RoRo vessels Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the the Company. Revenues from property operations increased SEK 229 million, or 95%, in the three months ended June 30, 2005 to SEK 471 million from SEK 242 million in the three months ended June 30, 2004, due to the acquisition in August 2004 of Bostads AB Drott ("Drott"), which had revenues for the three months ended June 30, 2005 of SEK 248 million, partly offset by lower revenues due to sale of properties in April 2005.

         Net Gain on Sale of Properties. In the three months ended June 30, 2005, gains of SEK 222 million were recorded on the sale of properties, including gains of SEK 75 million from the sales of properties from Drott. In the three months ended June 30, 2004, gains of SEK 37 million were recorded.

         Other. Other revenues in the three months ended June 30, 2005 were SEK 347 million, which includes SEK 277 million related to the garden center and flower business "Blomsterlandet" acquired as of January 1, 2004 and SEK 69 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other revenues in the three months ended June 30, 2004 were SEK 355 million which relate almost entirely to Blomsterlandet.

                     Stena AB and Consolidated Subsidiaries

Direct operating expenses

         Total direct operating expenses increased SEK 306 million in the three months ended June 30, 2005 to SEK 3,173 million from SEK 2,867 million in the three months ended June 30, 2004, or 11%, as a result of increased operating expenses in the Drilling, Shipping and Property business areas, partly offset by the strengthening of the SEK with respect to the US dollar.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 19 million, or (1)%, in the three months ended June 30, 2005 to SEK 1,715 million from SEK 1,734 million in the three months ended June 30, 2004. Direct operating expenses for ferry operations for the three months ended June 30, 2005 was 73% of revenues, as compared to 74% for the three months ended June 30, 2004.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 35 million, or 16%, in the three months ended June 30, 2005 to SEK 256 million from SEK 221 million in the three months ended June 30, 2004, mainly due to increased expenses for the Stena Dee, which was offhire in 2004, together with increased expenses for repair and maintenance for the Stena Don, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended June 30, 2005 were 56% of drilling revenues as compared to 60% for the three months ended June 30, 2004.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 225 million, or 44%, in the three months ended June 30, 2005 to SEK 732 million from SEK 507 million in the three months ended June 30, 2004. Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 10 million, or (19)%, in the three months ended June 30, 2005 to SEK 43 million from SEK 53 million in the three months ended June 30, 2004, mainly due to reduced charterhire for the Svealand, which previously was chartered in but acquired by the Company in June 2004, and the sale of the RoRo vessels Stena Tender and Stena Timer in June 2004, partly offset by increased expenses for the Stena Challenger, chartered in from April 2005. Direct operating expenses associated with crude oil tankers increased SEK 240 million, or 54%, to SEK 687 million from SEK 447 million, mainly due to increased expenses resulting from a larger fleet, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended June 30, 2005 were 76% of revenues, as compared to 73% for the three months ended June 30, 2004. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 89 million, or 93%, in the three months ended June 30, 2005 to SEK 185 million from SEK 96 million in the three months ended June 30, 2004, mainly due to the acquisition in August 2004 of Drott, which had direct operating expenses for the three months ended June 30, 2005 of SEK 117 million, partly offset by lower expenses due to sale of properties in April 2005. Total direct operating expenses from property operations in the three months ended June 30, 2005 were 39% of property revenues, as compared to 40% for the three months ended June 30, 2004.

         Other. Other direct operating expenses in the three months ended June 30, 2005 were SEK 285 million, which includes SEK 234 million related to the garden center and flower business "Blomsterlandet" acquired as of January 1, 2004 and SEK 51 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other direct operating expenses in the three months ended June 30, 2004 were SEK 309 million which relate entirely to Blomsterlandet.

Selling and administrative expenses

         Selling and administrative expenses increased SEK 2 million, or 1%, in the three months ended June 30, 2005 to SEK 437 million from SEK 435 million in the three months ended June 30, 2004 principally as a result of the acquisition of Drott and Envac. Drott and Envac had selling and administrative expenses for the three months ended June 30, 2005 of SEK 8 million and SEK 13 million, respectively.

                     Stena AB and Consolidated Subsidiaries

Depreciation and amortization

         Depreciation and amortization charges increased SEK 16 million, or 4%, in the three months ended June 30, 2005 to SEK 438 million from SEK 422 million in the three months ended June 30, 2004, mainly due to Drott, which had depreciation and amortization charges in the three months ended June 30, 2005 of SEK 26 million, partly offset by the strengthening of the SEK with respect to the US dollar, which impacted depreciation charges of the drilling rigs which are denominated in US dollars.

Financial income and expense, net

         Financial income and expense, net decreased by SEK 340 million in the three months ended June 30, 2005 to SEK (231) million from SEK 109 million in the three months ended June 30, 2004.

         Net gain (loss) on securities in the three months ended June 30, 2005 was SEK 6 million, of which SEK (2) million related to realized gains on marketable debt and equity securities and SEK 8 million related to the reversal of previously recorded unrealized losses. Net gain (loss) on securities in the three months ended June 30, 2004 amounted to SEK 195 million, of which SEK 210 million related to realized gains on the sale of shares in the property company Fabege AB and SEK (14) million related to unrealized losses on securities.

         Interest income in the three months ended June 30, 2005 increased SEK 11 million to SEK 38 million from SEK 27 million in the three months ended June 30, 2004, mainly related to increased investments in bonds.

         Interest expense for the three months ended June 30, 2005 increased SEK 95 million to SEK (324) million from SEK (229) million for the three months ended June 30, 2004 mainly due to Drott, which had interest expense in the three months ended June 30, 2005 of SEK 76 million.

         During the three months ended June 30, 2005, foreign exchange gains (losses), net amounted to SEK (31) million, consisting of losses from currency trading of SEK (11) million and losses of SEK (20) million from translation differences. In the three months ended June 30, 2004, the Company had foreign exchange gains (losses), net of SEK 2 million, of which gains of SEK 3 million from currency trading and losses of SEK (1) million from translation differences.

         Other financial income (expense) of SEK 36 million for the three months ended June 30, 2005 includes SEK 35 million related to the Company<180>s share of the results of two investments in VIEs and SEK 1 million for normal bank fees, other financial income and the amortization of deferred financing charges for the 9(5)/8% Senior Notes due 2012, the 7 1/2% Senior Notes due 2013, the 7% Senior Notes due 2016, the $1 billion revolving credit facility issued in December 2004, bank loans and capital lease obligations. Other financial income (expense) of SEK 88 million for the three months ended June 30, 2004 includes SEK 75 million related to the results of two investments in VIEs. The remaining other financial income (expense) for the three months ended June 30, 2004 was SEK 13 million, including normal bank fees, other financial income and the amortization of deferred financing charges.

Income taxes

         Income taxes for the three months ended June 30, 2005 were SEK (166) million, all related to deferred taxes. Income taxes for the three months ended June 30, 2004 were SEK (144) million, consisting of current taxes of SEK (12) million and deferred taxes of SEK (132) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                     Stena AB and Consolidated Subsidiaries

          SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO SIX MONTHS ENDED
                                 JUNE 30, 2004

Revenues

         Total revenues increased SEK 1,300 million, or 18%, in the six months ended June 30, 2005 to SEK 8,663 million from SEK 7,363 million in the six months ended June 30, 2004, as a result of increased revenues in all business areas, partly offset by the strengthening of the SEK against the US dollar and the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 123 million, or 3%, in the six months ended June 30, 2005 to SEK 4,090 million from SEK 3,967 million in the six months ended June 30, 2004, due to increased volumes in the freight business activity, mainly related to the acquisition of the Fleetwood-Larne ferry operation on the Irish Sea acquired from P&O in April 2004, partly offset by decreased volumes in passengers, cars and onboard sales and the strengthening of the SEK against the British pound.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 124 million, or 18%, in the six months ended June 30, 2005 to SEK 831 million from SEK 707 million in the six months ended June 30, 2004, mainly due to new contracts for the Stena Dee and the Stena Spey, which had offhire periods in the six months ended June 30, 2004, and increased dayrate for the Stena Clyde, partly offset by reduced dayrate for the Stena Tay and an offhire period to install new equipment, an offhire period for the Stena Don due to repairs and the strengthening of the SEK against the US dollar. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 476 million, or 31%, in the six months ended June 30, 2005 to SEK 2,016 million from SEK 1,540 million in the six months ended June 30, 2004. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 11 million to SEK 208 million from SEK 197 million, or 6%, mainly due to the charter hire received for the Stena Foreteller, which was used in the ferry operations in the first three months of 2004, and the charter hire received for the Linda Rosa which was delivered in January 2005, partly offset by the strengthening of the SEK against the US dollar. Revenues from crude oil tankers increased SEK 451 million, or 35%, in the six months ended June 30, 2005 to SEK 1,742 million from SEK 1,291 million in the six months ended June 30, 2004, mainly due to charter hire received for the additional tankers chartered in and the charter hire received for the six tanker newbuildings delivered in the period January 2004 to April 2005, partly offset by the increase of the SEK with respect to the US dollar. In the six months ended June 30, 2005, an average of 39 tankers were operated (chartered or owned), compared to an average of 29 tankers in the six months ended June 30, 2004.

         Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2005, no vessel sales were made. In the six months ended June 30, 2004, gains of SEK 265 million were recorded on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the the Company. Revenues from property operations increased SEK 486 million, or 103%, in the six months ended June 30, 2005 to SEK 958 million from SEK 472 million in the six months ended June 30, 2004, due to the acquisition in August 2004 of Drott, which had revenues for the six months ended June 30, 2005 of SEK 493 million, partly offset by lower revenues due to sale of properties in April 2005.

         Net Gain on Sale of Properties. In the six months ended June 30, 2005, gains of SEK 270 million were recorded on the sale of properties, including gains of SEK 75 million from the sales of properties from Drott. In the six months ended June 30, 2004, gains of SEK 57 million were recorded.

         Other. Other revenues in the six months ended June 30, 2005 were SEK 498 million, which includes SEK 417 million related to the garden center and flower business "Blomsterlandet" acquired as of January 1, 2004 and SEK 69 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other revenues in the six months ended June 30, 2004 were SEK 355 million which relate almost entirely to Blomsterlandet.

                     Stena AB and Consolidated Subsidiaries


Direct operating expenses

         Total direct operating expenses increased SEK 899 million in the six months ended June 30, 2005 to SEK 5,906 million from SEK 5,007 million in the six months ended June 30, 2004, or 18%, as a result of increased operating expenses in all operations except for the RoRo business, partly offset by the strengthening of the SEK with respect to the US dollar and the British pound.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 63 million, or 2%, in the six months ended June 30, 2005 to SEK 3,165 million from SEK 3,102 million in the six months ended June 30, 2004, mainly due to increased expenses in the freight business as a result of the acquisition in April 2004 of the Fleetwood-Larne ferry operation on the Irish Sea and the charter of the Stena Challenger during the rebuilding of the Stena Baltica, partly offset by the strengthening of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the six months ended June 30, 2005 was 77% of revenues, as compared to 78% for the six months ended June 30, 2004.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 120 million, or 28%, in the six months ended June 30, 2005 to SEK 550 million from SEK 430 million in the six months ended June 30, 2004, mainly due to increased expenses for the Stena Dee, which was offhire in 2004, together with increased expenses for repair and maintenance for the other rigs, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the six months ended June 30, 2005 were 66% of drilling revenues as compared to 61% for the six months ended June 30, 2004.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 400 million, or 42%, in the six months ended June 30, 2005 to SEK 1,360 million from SEK 960 million in the six months ended June 30, 2004. Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 27 million, or (26)%, in the six months ended June 30, 2005 to SEK 76 million from SEK 103 million in the six months ended June 30, 2004, mainly due to reduced charterhire for the Svealand, which previously was chartered in but acquired by the Company in June 2004, and the sale of the RoRo vessels Stena Tender and Stena Timer in June 2004. Direct operating expenses associated with crude oil tankers increased SEK 436 million, or 52%, to SEK 1,281 million from SEK 845 million, mainly due to increased expenses resulting from a larger fleet, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the six months ended June 30, 2005 were 74% of revenues, as compared to 65% for the six months ended June 30, 2004. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 202 million, or 98%, in the six months ended June 30, 2005 to SEK 408 million from SEK 206 million in the six months ended June 30, 2004, mainly due to the acquisition in August 2004 of Drott, which had direct operating expenses for the six months ended June 30, 2005 of SEK 219 million, partly offset by lower expenses due to sale of properties in April 2005. Total direct operating expenses from property operations in the six months ended June 30, 2005 were 43% of property revenues, as compared to 44% for the six months ended June 30, 2004.

         Other. Other direct operating expenses in the six months ended June 30, 2005 were SEK 423 million, which includes SEK 372 million related to the garden center and flower business "Blomsterlandet" acquired as of January 1, 2004 and SEK 51 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other direct operating expenses in the six months ended June 30, 2004 were SEK 309 million which relates entirely to Blomsterlandet.

                     Stena AB and Consolidated Subsidiaries


Selling and administrative expenses

         Selling and administrative expenses increased SEK 60 million, or 7%, in the six months ended June 30, 2005 to SEK 863 million from SEK 803 million in the six months ended June 30, 2004. Drott and Envac had selling and administrative expenses for the six months ended June 30, 2005 of SEK 24 million and SEK 13 million, respectively.

Depreciation and amortization

         Depreciation and amortization charges increased SEK 42 million, or 5%, in the six months ended June 30, 2005 to SEK 855 million from SEK 813 million in the six months ended June 30, 2004, mainly due to Drott, which had depreciation and amortization charges in the six months ended June 30, 2005 of SEK 48 million, partly offset by the strengthening of the SEK with respect to the US dollar, which impacted depreciation charges of the drilling rigs which are denominated in US dollars.

Financial income and expense, net

         Financial income and expense, net decreased by SEK 513 million in the six months ended June 30, 2005 to SEK (436) million from SEK 77 million in the six months ended June 30, 2004.

         Net gain (loss) on securities in the six months ended June 30, 2005 was SEK 21 million, of which SEK 12 million related to realized gains on marketable debt and equity securities and SEK 9 million related to the reversal of previously recorded unrealized losses. Net gain (loss) on securities in the six months ended June 30, 2004 amounted to SEK 272 million, of which SEK 210 million related to realized gains on the sale of shares in the property company Fabege AB, SEK 66 million related to other realized gains on securities and SEK
(4) million related to unrealized losses.

         Interest income in the six months ended June 30, 2005 increased SEK 33 million to SEK 80 million from SEK 47 million in the six months ended June 30, 2004, mainly related to increased investments in bonds.

         Interest expense for the six months ended June 30, 2005 increased SEK 183 million to SEK (613) million from SEK (430) million for the six months ended June 30, 2004, mainly due to Drott, which had interest expense in the six months ended June 30, 2005 of SEK 204 million, partly offset by by the strengthening of the SEK with respect to the US dollar and lower interest expense due to repayment of debt.

         During the six months ended June 30, 2005, foreign exchange gains (losses), net amounted to SEK (17) million, all related to translation differences. In the six months ended June 30, 2004, the Company had foreign exchange gains (losses), net of SEK 9 million, of which gains of SEK 18 million from currency trading and losses of SEK (9) million from translation differences.

         Other financial income (expense) of SEK 42 million for the six months ended June 30, 2005 includes SEK 61 million related to the Company<180>s share of the results of two investments in VIEs and SEK (19) million for normal bank fees, other financial income and the amortization of deferred financing charges for the 9(5)/8% Senior Notes due 2012, the 7 1/2% Senior Notes due 2013, the 7% Senior Notes due 2016, the $1 billion revolving credit facility issued in December 2004, bank loans and capital lease obligations. Other financial income (expense) of SEK 149 million for the six months ended June 30, 2004 includes SEK 75 million related to the results of two investments in VIEs and SEK 73 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10(5)/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the six months ended June 30, 2004 was SEK 1 million, including normal bank fees, other financial income and the amortization of deferred financing charges.

Income taxes

         Income taxes for the six months ended June 30, 2005 were SEK (174) million, consisting of current taxes of SEK (34) million and deferred taxes of SEK (140) million. Income taxes for the six months ended June 30, 2004 were SEK
(124) million, consisting of current taxes of SEK (20) million and deferred taxes of SEK (104) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                     Stena AB and Consolidated Subsidiaries


Liquidity and Capital Resources

         The liquidity requirements of the Company principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2005, the Company had total cash and marketable securities of SEK 4,926 million as compared with SEK 4,914 million at December 31, 2004.

         For the six months ended June 30, 2005, cash flows provided by operating activities amounted to SEK 290 million as compared to SEK 463 million in the first six months ended June 30, 2004. For the six months ended June 30, 2005, cash flows used in investing activities amounted to SEK (916) million, mainly related to the purchase of Envac and investment in affiliated companies. Capital expenditures of SEK (1,337) million were offset by cash proceeds from the sale of properties. For the six months ended June 30, 2004, cash flows used in investing activities amounted to SEK (2,972) million. Capital expenditures during the six months ended June 30, 2004 were SEK (2,306) million. Cash flows used in financing activities for the six months ended June 30, 2005 amounted to SEK (348) million, mainly relating to net repayment of debt and payment of dividend. For the six months ended June 30, 2004, cash flows provided by financing activities amounted to SEK 2,079 million.

         Total construction in progress as of June 30, 2005 was SEK 605 million as compared to SEK 501 million at December 31, 2004. The remaining capital expenditure commitment for newbuildings on order as of June 30, 2005 was SEK 1,634 million, of which SEK 973 million is due within 2005 and the balance of which is due by 2006. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

         Total interest bearing debt as of June 30, 2005 increased SEK 1,550 million in the six months ended June 30, 2005 to SEK 24,574 million from SEK 23,024 million as of December 31, 2004. The increase related mainly to the weakening of the SEK, as of June 30, 2005 compared to December 31, 2004, against the US dollar, the British pound and the euro and to a net increase of property loans of SEK 655 million. As of June 30, 2005, $628 million was outstanding under the $1 billion revolving credit facility issued in December 2004, out of which $10 million related to bank guarantees issued. As of December 31, 2004, $638 million was utilized under this facility, of which $11 million was used for issuing of bank guarantees. Out of the $200 million 9 5/8% Senior Notes due 2012, the Company had repurchased a total of $8.1 million principal amount as of December 31, 2004. In the six months ended June 30, 2005, the Company repurchased another $5.6 million principal amount of these Senior Notes.

         The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.


OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

         The Company issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002, $175 million 7 1/2% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). Restricted Group Data represents the selected consolidated financial information excluding the property business segment (with the exception of a few properties, mainly in the Drott operations) and two subsidiaries, Stena Finanzverwaltungs AG and Stena Adactum AB (including its subsidiaries owning Blomsterlandet and Envac), whose activities consist primarily of investing in securities and in companies outside the traditional lines of business for the Company. The property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted (except a few subsidiaries/properties), together with Stena Finanzverwaltungs AG and the Stena Adactum group, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures. The Drott operations were part of the Restricted Group upon its acquisition in August 2004. The Company transferred most of the Bostads AB Drott group to the wholly owned subsidiary Stena Fastigheter AB in June 2005, thereby transferring these assets from the Restricted group to the Unrestricted group. The transfer was made as of January 1, 2005.

                     Stena AB and Consolidated Subsidiaries


         The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition. Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.8024, the noon buying rate on June 30, 2005.


          Condensed Consolidated Income Statements - Restricted group


                                                                             Six month periods ended
                                                                         June 30, 2004       June 30, 2005
                                                                                    (unaudited)
                                                                         -----------------------------------
                                                                                   SEK        SEK         $
                                                                                      (in millions)
Revenues:
Ferry operations................................................                  3,967      4,090       524
Drilling........................................................                    707        831       107
Shipping........................................................                  1,540      2,016       258
         Net gain on sale of vessels............................                    265         --        --
                                                                                --------    -------    ------
         Total shipping.........................................                  1,805      2,016       258
Property........................................................                     --         17         2
         Net gain on sale of properties.........................                     --          2        --
                                                                                --------    -------    ------
         Total property.........................................                     --         19         2
Other...........................................................                      3          2        --
                                                                                --------    -------    ------
Total revenues..................................................                  6,482      6,958       891
                                                                                --------    -------    ------

Direct operating expenses:
Ferry operations................................................                 (3,102)    (3,165)     (406)
Drilling........................................................                   (430)      (550)      (70)
Shipping........................................................                   (960)    (1,360)     (174)
Property........................................................                     --         (6)       (1)
Other...........................................................                     (2)        --        --
                                                                                --------    -------    -------
Total direct operating expenses.................................                 (4,494)    (5,081)     (651)
                                                                                --------    -------    -------

Selling and administrative expenses.............................                   (753)      (763)      (98)
Depreciation and amortization...................................                   (768)      (758)      (97)
                                                                                --------    -------    -------

Total operating expenses........................................                 (6,015)    (6,602)     (846)
                                                                                --------    -------    -------

Income from operations..........................................                    467        356        45
                                                                                --------    -------    -------

Share of affiliated companies' results...........................                     8         --        --
                                                                                ---------   --------   -------

Financial income and expense:
Dividends received..............................................                      6         18         2
Gain (loss) on securities, net..................................                      8        115        15
Interest income.................................................                     68        112        15
Interest expense................................................                   (284)      (356)      (46)
Foreign exchange gains (losses), net............................                      9        (17)       (2)
Other financial income (expense), net...........................                     76        (20)       (3)
                                                                                --------    --------   -------

Total financial income and expense..............................                   (117)      (148)      (19)
                                                                                --------    --------   -------

Minority interest...............................................                     (2)        (1)       --

Income before taxes.............................................                    356        207        26

Income taxes....................................................                    (46)       (76)       (9)
                                                                                --------     -------    ------

Net income......................................................                    310        131        17
                                                                                ========     =======    ======


                     Stena AB and Consolidated Subsidiaries

            Condensed Consolidated Balance Sheets - Restricted Group


                                                                            December 31,    June 30, 2005
                                                                                    2004       (unaudited)
                                                                            ------------------------------
                                                                                     SEK     SEK        $
                                                                                        (in millions)

                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    278        289        37
Tangible fixed assets:
 Vessels........................................................                 12,747     14,251     1,826
 Construction in progress.......................................                    501        605        78
 Equipment......................................................                    561        629        80
 Property.......................................................                 12,337      1,924       247
                                                                                -------    -------    ------
Total tangible fixed assets.....................................                 26,146     17,409     2,231
Financial fixed assets:
Marketable securities...........................................                    141        227        29
Intercompany accounts, noncurrent...............................                  1,078      1,529       196
Other assets....................................................                  2,850      3,114       399
                                                                                -------    -------    ------
Total noncurrent assets.........................................                 30,493     22,568     2,892
                                                                                -------    -------    ------
Current assets:
Inventories.....................................................                    182        226        29
Trade debtors...................................................                    917      1,188       152
Other receivables...............................................                    714        879       113
Intercompany accounts, current..................................                    349      1,272       163
Prepaid expenses and accrued income.............................                    768        931       119
Short-term investments..........................................                    994      1,503       193
Cash and cash equivalents.......................................                  2,304        627        80
                                                                                -------     ------     -----
Total current assets............................................                  6,228      6,626       849
                                                                                -------     ------     -----

Total assets....................................................                 36,721     29,194     3,741
                                                                                =======     ======    ======

                    STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 12,873     13,438     1,722
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 12,878     13,443     1,723
                                                                                 ------     ------     -----

Provisions:
   Deferred income taxes........................................                  1,923        499        64
   Pension liabilities..........................................                    399        432        56
                                                                                -------     ------     -----
Total provisions................................................                  2,322        931       120
                                                                                -------     ------     -----

Noncurrent liabilities:
   Long-term debt...............................................                 11,673      5,621       720
   Senior notes.................................................                  4,088      4,739       607
   Capitalized lease obligations................................                  1,259      1,359       174
   Other noncurrent liabilities.................................                     88        136        18
                                                                                -------     ------     -----
Total noncurrent liabilities....................................                 17,108     11,855     1,519
Current liabilities:
   Short-term debt..............................................                     35        206        26
   Capitalized lease obligations................................                     38         41         5
   Trade accounts payable.......................................                    388        281        36
   Income tax payable...........................................                     91        124        16
   Other........................................................                    419        275        35
   Intercompany balances, current...............................                  1,759         53         7
   Accrued costs and prepaid income.............................                  1,683      1,985       254
                                                                                -------     ------     -----
Total current liabilities.......................................                  4,413      2,965       379
                                                                                -------     ------     -----

Total stockholders' equity and liabilities......................                 36,721     29,194     3,741
                                                                                =======     ======     =====


                     Stena AB and Consolidated Subsidiaries

       Condensed Consolidated Statements of Cash Flow - Restricted Group


                                                                                 Six month periods ended
                                                                          June 30, 2004           June 30, 2005
                                                                                        (unaudited)
                                                                                    SEK        SEK         $
                                                                                   (in millions)

Net cash flows from operating activities:
Net income......................................................                    310        131        17
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    768        758        97
Share of affiliated companies' results..........................                     (8)        --        --
Gain on sale of property, vessels and equipment.................                   (265)        (2)       --
Gain on securities, net.........................................                     (8)      (115)      (15)
Unrealized foreign exchange (gains) losses......................                   (156)       187        24
Deferred income taxes...........................................                     28         45         6
Minority interest...............................................                      2          1        --
Other non cash items............................................                    (47)       (13)       (2)
Net cash flows from trading securities..........................                   (273)      (594)      (76)
Changes in working capital......................................                    433          3        --
                                                                                 --------    ------     ------
Net cash provided by operating activities.......................                    784        401        51
                                                                                 --------    ------     ------

Net cash flows from investing activities:
Purchase of intangible assets...................................                    (86)       (26)       (3)
Cash proceeds from sale of property, vessels and equipment......                    674         29         4
Capital expenditure on property, vessels and equipment..........                 (2,064)    (1,083)     (138)
Purchase of subsidiaries, net of cash acquired..................                     --       (738)      (96)
Sale of subsidiaries............................................                     --        325        42
Proceeds from sale of securities................................                     71         79        10
Purchase of securities..........................................                   (375)       (21)       (3)
Increase of non-current assets..................................                    (67)        (7)       (1)
Other investing activities......................................                   (177)      (153)      (19)
                                                                                --------    -------     ------
Net cash used in investing activities...........................                 (2,024)    (1,595)     (204)
                                                                                --------    --------    ------

Net cash flows from financing activities:
Proceeds from issuance of debt..................................                  1,017         --        --
Principal payments on debt......................................                   (202)       (50)       (6)
Net change in borrowings on line-of-credit agreements...........                     31         51         6
Principal payments on capital lease obligations.................                     --        (20)       (3)
Net change in restricted cash accounts..........................                    (22)         7         1
Intercompany accounts...........................................                    (20)      (312)      (39)
Dividends paid..................................................                    (70)      (195)      (25)
Other financing activities......................................                     60         42         5
                                                                                --------    -------     ------
Net cash provided by/(used in) financing activities.............                    794       (477)      (61)
                                                                                --------    -------     ------

Effect of exchange rate changes on cash and cash equivalents....                     15         (6)       (1)
                                                                                --------    -------     ------

Net change in cash and cash equivalents.........................                   (431)    (1,677)     (215)

Cash and cash equivalents at beginning of period................                  1,623      2,304       295
                                                                                --------    -------     ------

Cash and cash equivalents at end of period......................                  1,192        627        80
                                                                                ========    =======     ======



                     Stena AB and Consolidated Subsidiaries

                         Other data - Restricted Group


                                                        Six month periods ended
                                                     June 30, 2004       June 30, 2005
                                                               SEK       SEK        $
                                                                  (in millions)

  Adjusted EBITDA..................................          1,295     1,225        157


         Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

         The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:


                                                                       Six month periods ended
                                                                June 30, 2004           June 30, 2005
                                                                           SEK      SEK           $
                                                                           (in millions)

  Income from operations.....................................               467      356        45
  Adjustments:
  Interest income............................................                68      112        15
  Depreciation and amortization..............................               768      758        97
  Minority interest..........................................                (2)      (1)       --
  Excess gain on vessel disposition..........................                (6)      --        --
                                                                          ------   ------     -----

  Adjusted EBITDA............................................             1,295    1,225       157
  Adjustments:
  Remaining gain on sale of property, vessels and equipment..              (259)      (2)       --
  Net cash flows from trading securities.....................              (273)    (594)      (76)
  Interest expense...........................................              (284)    (356)      (46)
  Foreign exchange (gains) losses............................              (147)     170        22
  Other non cash items.......................................               (47)     (13)       (2)
  Changes in working capital.................................               433        3        --
  Other items................................................                66      (32)       (4)
                                                                          ------   ------      ----

  Net cash provided by operating activities..................               784      401        51
